UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________________________
FORM 6-K
___________________________________________________________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2018
Commission File Number 1-10928
___________________________________________________________________________________
INTERTAPE POLYMER GROUP INC.
___________________________________________________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
___________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: December 17, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Announces Acquisition of Maiweave
- Accretive acquisition expected to scale IPG’s woven business with a leading manufacturer serving the US market -

MONTREAL, QUEBEC; SARASOTA, FLORIDA and SPRINGFIELD, OHIO - December 17, 2018 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG”) today announced it has acquired substantially all of the operating assets of Maiweave LLC (“Maiweave”) for total cash consideration of approximately $21 million, subject to certain post-closing adjustments. All amounts are in US dollars.
Maiweave is a private company based in Springfield, Ohio and an integrated US manufacturer of engineered coated polyolefin fabrics that employs approximately 75 team-members at two manufacturing facilities strategically located to service key US markets. Its products are used in applications such as grain and salt pile covers, pit and pond liners, shelter fabrics, outdoor media, and lumber mill packaging.
This acquisition strengthens IPG's existing product bundle, provides additional scale to support growing demand in woven products, and adds capacity that is in close proximity to growing markets. IPG’s woven products represent approximately 14% of the company’s expected pro forma revenue in 2018 after adjusting for the expected impact of this acquisition. Maiweave is also expected to provide IPG with the ability to leverage its new woven manufacturing facility in India ("Capstone"), which remains on budget and on time for commercial operations starting in the first half of 2019.
“This acquisition is expected to provide us with an opportunity to consolidate a US-based engineered coated products manufacturer and expand the scale of our woven products offering. Maiweave has a strong, established customer base, long-term and dedicated employees, and locations in the Midwest and in the Southeast,” said Greg Yull, President and CEO of IPG. “We believe this acquisition will enhance our ability to service our US markets such as the strengthening building and construction, oil and gas, and outdoor media industries. It also provides us an opportunity to backward-integrate manufacturing from our new Capstone facility, which is nearing completion, as an alternative to third-party product that Maiweave is currently procuring from Asia. We believe Maiweave’s focus on customer service and longstanding relationships matches up well with IPG's culture and the credibility we have established with our customer base.”
The Maiweave acquisition is the seventh strategic transaction that IPG has completed in the past four years.
Financial Highlights of the Acquisition
IPG estimates Maiweave will generate approximately $25 million of revenue and approximately $2.5 million of adjusted EBITDA (as determined consistent with IPG's standard calculation method for this figure) in the twelve months ending December 31, 2018, based on historical performance. IPG expects the acquisition will be accretive to earnings in 2019 excluding deal costs, integration costs and non-cash purchase price accounting adjustments. IPG expects annualized run-rate synergies of approximately $1 million in adjusted EBITDA by the second half of 2020. The purchase price, including expected cost synergies along with the tax basis step-up value, represents an adjusted EBITDA multiple of below five times. No cash or debt was acquired in the transaction.

IPG financed the acquisition with funds available under its $600 million credit facility.

About Maiweave LLC
Maiweave, was formed in 2002 with the purchase of Matai USA Inc., and is a privately-held company that manufactures woven polyethylene products. It specializes in a range of applications providing high-strength, light-weight, low-cost and recyclable materials. Maiweave believes value is created through committed customer relationships where it offers flexibility in scheduling, custom manufacturing, product ingenuity and product protection. Maiweave has two manufacturing facilities and currently employs approximately 75 full-time employees. For more information, visit www.maiweave.com.

About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper- and film-based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 3,500 employees with operations in 29 locations, including 22 manufacturing facilities in North America, two in Asia and one in Europe, after adjusting for the impact of the Maiweave acquisition. For more information about IPG, visit www.itape.com.

Forward-Looking Statements
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: the expectation that Maiweave will provide IPG with the ability to leverage its woven manufacturing facilities in India; the expectation that this acquisition will provide IPG with an opportunity to consolidate a US-based engineered coated products manufacturer and expand the scale of IPG's woven products offering; Maiweave's enhancement of IPG's ability to service the strengthening building and construction, oil and gas, and outdoor media industries with Maiweave’s more centralized manufacturing locations; the benefits that the acquisition is expected to bring to IPG’s business, operations, and financial results; and expected revenue, adjusted EBITDA, earnings and expense synergies may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by IPG’s management. Words such as "may," "will," “should,” "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although IPG believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in IPG’s industry, IPG’s customers’ industries and the general economy; the post-closing performance of Maiweave, including the expected revenue and expense synergies; the anticipated benefits from IPG’s other restructuring efforts; the anticipated benefits from IPG’s acquisitions; the anticipated benefits from IPG’s capital expenditures; the quality and market reception of IPG’s products; IPG’s anticipated business strategies; risks and costs inherent in litigation; IPG’s ability to maintain and improve quality and customer service with current and new customers; anticipated trends in IPG’s business; anticipated cash flows from IPG’s operations; and IPG’s ability to continue to control costs. IPG can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in IPG’s annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in IPG’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. IPG will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com